

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2016

Fintech Telecom, LLC
Julio R. Rodriguez, Jr.
Chief Operating Officer
375 Park Avenue, 38th Floor
New York, NY 10152

> **Re: Telecom Argentina S.A.**
> **Amendment No. 1 to Schedule TO/13E-3**
> **Filed August 22, 2016 by Fintech Telecom, LLC., et al.**
> **File No. 005-49901**

Dear Mr. Rodriguez:

We have reviewed the above-captioned filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We note your revisions in response to comment 8. Please further elaborate on the "market conditions" and discussions with the CNV that lead you to increase the Original Offer Price.

You may contact Jennifer López, Attorney Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Adam J. Brenneman, Esq.
      Cleary, Gottlieb, Steen & Hamilton LLP